EXHIBIT 99.1
THE GOODYEAR TIRE & RUBBER COMPANY
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The Goodyear Tire & Rubber Company's (the "Company") wholly-owned subsidiary, C.A. Goodyear de Venezuela, manufactures, markets and distributes consumer and commercial tires throughout Venezuela. Evolving conditions in Venezuela, including currency exchange control regulations and continued reductions in access to U.S. dollars through official currency exchange mechanisms, have resulted in an other-than-temporary lack of exchangeability between the Venezuelan bolivar fuerte and the U.S. dollar, and have restricted the ability of the Venezuelan subsidiary to pay dividends and royalties and to settle liabilities. These currency exchange regulations, combined with other government regulations such as price and profit margin controls and strict labor laws, have increasingly limited the Company's ability to make and execute operational decisions at the Venezuelan subsidiary. This lack of currency exchangeability, combined with these other operating restrictions, have significantly limited the Venezuelan subsidiary's ability to maintain normal production and control over its operations. The Company expects these conditions to continue for the foreseeable future.
As a result of these conditions, the Company concluded that effective as of December 31, 2015, the Company does not meet the accounting criteria for control over the Venezuelan subsidiary and began reporting the results of the Venezuelan subsidiary using the cost method of accounting. This change resulted in a pre-tax charge of $646 million in the fourth quarter of 2015. The pre-tax charge includes the derecognition of the carrying amounts of the Venezuelan subsidiary's assets and liabilities, including $320 million of Cash and Cash Equivalents, that are no longer reported in the Consolidated Balance Sheet as of December 31, 2015. The pre-tax charge also includes $248 million of foreign currency translation losses and pension losses previously included in Accumulated Other Comprehensive Loss in the Company’s Consolidated Balance Sheet. The Company has determined the fair value of its investment in, and receivables from, the Venezuelan subsidiary to be insignificant based on the expectations of dividend payments and settlements of such receivables in future periods.
The following unaudited pro forma Consolidated Statement of Operations for the year ended December 31, 2015 is based on the Consolidated Statement of Operations of the Company and its consolidated subsidiaries, and is adjusted to reflect the deconsolidation of the Venezuelan subsidiary. The unaudited pro forma Consolidated Statement of Operations gives effect to the deconsolidation of the Venezuelan subsidiary as if it had occurred on January 1, 2015. The deconsolidation was fully reflected in the Consolidated Balance Sheet as of December 31, 2015 as presented in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and therefore a pro forma balance sheet is not required.
The unaudited pro forma Consolidated Statement of Operations does not necessarily reflect what the Company's results of operations would have been had the deconsolidation occurred on January 1, 2015. It also may not be useful in predicting the future results of the Company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
The unaudited pro forma Consolidated Statement of Operations should be read in conjunction with the historical consolidated financial statements and notes thereto in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

	The Goodyear Tire & Rubber Company
	Unaudited Pro Forma Consolidated Statement of Operations
	Year Ended December 31, 2015
(In millions, except per share amounts)	Historical Goodyear	(a)	Historical Venezuelan Subsidiary	(b)	Historical Goodyear less Venezuelan Subsidiary	Pro Forma Adjustments		Goodyear Pro Forma	(c)
Net Sales	$16,443		$531		$15,912	$21	(d)	$15,933
Cost of Goods Sold	12,164		369		11,795	26	(e)	11,821
Selling, Administrative and General Expense	2,614		37		2,577	—		2,577
Rationalizations	114		—		114	—		114
Interest Expense	412		—		412	—		412
Loss on Deconsolidation of Venezuelan Subsidiary	646		—		646	(646)	(f)	—
Other (Income) Expense	(115)		24		(139)	(8)	(g)	(147)
Income before Income Taxes	608		101		507	649		1,156
United States and Foreign Tax Expense	232		—		232	71	(h)	303
Net Income	376		101		275	578		853
Less: Minority Shareholders’ Net Income	69		—		69	—		69
Goodyear Net Income	$307		$101		$206	$578		$784
Goodyear Net Income available to Common Shareholders — Per Share of Common Stock
Basic	$1.14							$2.91
Weighted Average Shares Outstanding	269							269
Diluted	$1.12							$2.87
Weighted Average Shares Outstanding	273							273
Notes to the unaudited pro forma Consolidated Statement of Operations:

(a)
Represents the Consolidated Statement of Operations of the Company and its consolidated subsidiaries for the year ended December 31, 2015, as filed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

(b)
Represents the results of operations of the Venezuelan subsidiary that did not arise from intercompany transactions with the Company and its consolidated subsidiaries, for the fiscal year ended December 31, 2015. Intercompany transactions between the Company and its consolidated subsidiaries, including its Venezuelan subsidiary, were eliminated from the Consolidated Statement of Operations of the Company referenced in footnote (a) above.

(c)
Represents the pro forma Consolidated Statement of Operations of the Company and its consolidated subsidiaries after giving effect to the deconsolidation of the Venezuelan subsidiary as if it had occurred on January 1, 2015, and excludes the effect of the nonrecurring charge recorded for the loss on deconsolidation of the Venezuelan subsidiary.

(d)
Represents the cash settled in 2015 with the Venezuelan subsidiary for the sale of raw materials from the Company's consolidated subsidiaries that was eliminated in consolidation in the historical financial statements and is recognized in income under the cost method in the Goodyear pro forma results.

(e)	Represents intercompany sales to the Venezuelan subsidiary of raw materials that are expenses in the Goodyear pro forma results.

(f)	Adjustment to remove the effects of the nonrecurring charge for the deconsolidation of the Venezuelan subsidiary.

(g)	Adjustment to remove the effects of foreign currency remeasurement losses on transactions denominated in bolivar fuerte between the Company and the Venezuelan subsidiary.

(h)	Represents the income tax effects of the pre-tax pro forma adjustments.